INVESTOR RIGHTS AGREEMENT
BETWEEN
WEICHAI POWER HONG KONG INTERNATIONAL DEVELOPMENT CO., LIMITED
AND
BALLARD POWER SYSTEMS INC.
NOVEMBER 13, 2018

INVESTOR RIGHTS AGREEMENT
THIS INVESTOR RIGHTS AGREEMENT (this "Agreement") is dated as of November 13, 2018.
BETWEEN:
WEICHAI POWER HONG KONG INTERNATIONAL DEVELOPMENT CO., LIMITED, a corporation existing under the laws of Hong Kong
("Weichai")
AND:
BALLARD POWER SYSTEMS INC., a corporation existing under the laws of the Province of British Columbia, Canada
("Ballard")
WHEREAS:

A.
Ballard and Weichai Power Co., Ltd. (“Weichai Power”, the 100% parent of Weichai) have entered into a subscription agreement (the "Subscription Agreement") to provide for the issuance and sale by Ballard to Weichai Power or its designated Affiliate (the "Placement") of common shares in the capital of Ballard (the "Common Shares") representing approximately 19.9% of the outstanding Common Shares;

B.	Weichai Power has designated Weichai to acquire and hold the Subscription Shares (as defined below) of Ballard prior to the Closing;

C.
Ballard and Weichai have agreed to enter into this Agreement to provide for certain rights and restrictions in connection with Weichai's on-going rights to sell or transfer the Common Shares it acquires under the Placement (the "Subscription Shares") and to acquire further Common Shares.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are acknowledged, the parties agree as follows:
ARTICLE 1
INTERPRETATION
Section 1.1    Defined Terms.

(1)	As used in this Agreement, the following terms have the following meanings:
"Act" means the Business Corporations Act (British Columbia).
"Agreement" means this Investor Rights Agreement as the same may be supplemented or amended from time to time.
"Affiliate" of a Person (other than a natural person) is an affiliate of another Person if (a) one of them is the subsidiary of the other, or (b) each of them is controlled by the same Person.
"Anti-dilution Right" has the meaning set out in Section 3.1(1).
"Anti-Dilution Right Notice Period" has the meaning set out in Section 3.2(1).

"Biennial Adjustment Offer" has the meaning set out in Section 3.5(1).
"Board" means the board of directors of Ballard, as may be constituted from time to time.
"Business Day" means any day which is not a Saturday, Sunday, public holiday or a day on which banks are not open for business in Vancouver, Canada or Weifang, Shandong Province, PRC.
"Closing Date" has the meaning set out in Section 3.1(1).
"Common Shares" has the meaning set out in Recital A.
"Conditions" has the meaning set out in Section 2.3.
"Convertible Securities" has the meaning set out in Section 3.1(1).
"Director Nominee" has the meaning set out in Section 2.1.
"Directors" mean the directors of Ballard from time to time.
"Directors Election Meeting" means a meeting of shareholders of Ballard at which Directors are to be elected to the Board.
"Exercise Notice" has the meaning set out in Section 3.2(1).
"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.
"Ill Repute" means, with respect to any Director Nominee, that such Director Nominee has (i) breached his or her fiduciary duty, or has been grossly negligent in discharging his or her duties as a Director; (ii) has been convicted, pled guilty to, or in the reasonable judgment of the Board, is likely to be convicted of any offense or crime that in the Board's reasonable judgment, involves dishonesty or fraud; or (iii) has committed an act or made a public statement of a nature such that having such Director Nominee serve on the Board would have a serious adverse effect on Ballard.
"Incentive Securities" has the meaning set out in Section 3.1(6).
"Issue" has the meaning set out in Section 3.1(1).
"Issue Notice" has the meaning set out in Section 3.1(2).
"Law" means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) policies, guidelines, notices and protocols of any Governmental Entity.
"NASDAQ" means the NASDAQ Global Market.
"Nomination Letter" has the meaning set out in Section 2.2.

"Nomination Right" means the right to designate a Director Nominee as provided in Section 2 of this Agreement.
"Notice" means any notice required to be given regarding the matters contemplated by this Agreement; and "Notify" or "Notification" will have corresponding meanings.
"Person" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.
"Placement" has the meaning set out in Recital A.
"Potential Purchaser" has the meaning set out in Section 4.6.
"PRC" means the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.
"Pro Rata Interest" means, on any date, with respect to a Person, the security ownership interest of such Person and its Affiliates in Ballard, expressed as a percentage, equal to (i) the aggregate number of outstanding Voting Shares and other voting or equity shares of Ballard beneficially owned, directly or indirectly, by such Person and its Affiliates; divided by (ii) the aggregate number of outstanding Voting Shares and other voting or equity shares of Ballard.
"Regulatory Cutback" has the meaning set out in Section 3.4(1).
"SEC" means the U.S. Securities and Exchange Commission.
"Securities Laws" means, collectively, the applicable securities Laws of each of the provinces and territories of Canada and the United States and the respective regulations, instruments and rules made under those Laws together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or regulatory authorities of Canada and the SEC of the United States and the applicable rules and requirements of any stock exchange on which Ballard has applied to list its securities.
"Subscription Agreement" has the meaning set out in Recital A.
"Subscription Shares" has the meaning set out in Recital A.
"Voting Shares" has the meaning set out in Section 3.1(1).
"Waiver" has the meaning set out in Section 3.6(1).
ARTICLE 2
NOMINATION RIGHTS
Section 2.1    Board Nomination Rights

(1)
Subject to the terms and conditions of this Section 2, for so long as Weichai has and maintains a Pro Rata Interest equal to at least fifteen percent (15%), Weichai will be entitled to nominate two (2) individuals for appointment or election as Directors of Ballard (each, a "Director Nominee"). The Director Nominees shall initially be the individuals nominated by Weichai in writing prior to the Closing Date (the "Initial Weichai Nominees"). The right to designate a Director Nominee shall be referred to as a "Nomination Right".

(2)	Ballard shall take all available steps as may be necessary to have the Initial Weichai Nominees to be appointed to the Board as a Director of Ballard within one (1) month after the Closing Date.

(3)
Weichai Director Nominees may seek to serve as members of a committee of the Board, which the Board will reasonably consider, subject to the Weichai Director Nominees meeting independence, financial literacy and other requirements of applicable Law.

Section 2.2    Board Nomination Procedure

(1)	Ballard shall notify Weichai of its intention to hold a Directors Election Meeting at least sixty (60) days prior to the date of every such meeting (the "Meeting Notice Date").

(2)
At least fifty (50) days and no more than sixty (60) days before each Directors Election Meeting, Weichai will deliver to Ballard a written notice (the "Nomination Letter") specifying the names of its Director Nominees together with the information regarding each Director Nominee that Ballard is required by the Act and Securities Laws to include in a management information circular of Ballard to be sent to shareholders of Ballard in respect of such Directors Election Meeting and such other information, including a biography of each Director Nominee, that is consistent with the information Ballard intends to publish about management nominees as Directors of Ballard in such management information circular. If a Director Nominee is not currently a Director, Weichai shall provide a signed consent to act as a Director from such Director Nominee and confirmation that it believes the Director Nominee meets the Conditions.

(3)
If Weichai fails to deliver the Nomination Letter to Ballard at least fifty (50) days before the Directors Election Meeting, Weichai shall be deemed to have, if such individuals are willing and able to act, re-nominated its Director Nominees that then currently serve as Directors of Ballard at such time, subject to such individuals satisfying the Conditions for re-appointment to the Board. If such individuals are not willing or able to act, Weichai shall be deemed to have waived its Nomination Right with respect to such Director Nominee(s) for the ensuing annual term of the Board.

(4)
The Director Nominees nominated by Weichai pursuant to Section 2.2(2) or Section 2.2(3) of this Agreement shall be nominated by or at the direction of the Board or an authorized officer of Ballard, including pursuant to a notice of meeting, to stand for election or appointment to the Board at the Directors Election Meeting. Ballard shall use commercially reasonable best efforts to cause the election or appointment of the Director Nominees to the Board at each Directors Election Meeting, including by endorsing and recommending the Director Nominees, soliciting proxies from its shareholders for such election or appointment, voting the Common Shares in respect of which management is granted a discretionary proxy in favor of the election or appointment of such Director Nominees and shall otherwise support the election or appointment of the Director Nominees in a manner no less rigorous and favorable to the Director Nominees than the manner in which Ballard supports other nominees for election or appointment to the Board.

(5)
Subject to Section 2.5, following a Directors Election Meeting at which a Director Nominee of Weichai was elected as a director, such Director Nominee shall be entitled to remain a Director until (i) he/she resigns, (ii) his/her successor is elected or appointed pursuant to this Agreement or applicable law, (iii) he/she is disqualified from being a director under the Act (or any equivalent statute of a jurisdiction to which Ballard has been continued or under which it is otherwise governed), or (iv) he/she ceases to meet any of the Conditions.

Section 2.3    Conditions

(1)
Notwithstanding anything to the contrary in this Agreement, each Director Nominee shall, as a condition of election or appointment as a Director, satisfy the following conditions as reasonably determined by the Board (such conditions referred to as the "Conditions"):

(a)
each Director Nominee must meet the qualification requirements to serve as a director under the Act (or any equivalent statute of a jurisdiction to which Ballard has been continued or under which it is otherwise governed) and as a director “independent” of Ballard under applicable Securities Laws;

(b)	each Director Nominee must not be of Ill Repute; and

(c)	each Director Nominee must be either sufficiently conversant with the English language to be able to participate in Board meetings or accompanied by an English interpreter.

(2)
Notwithstanding anything to the contrary in this Agreement, if at any time a Director Nominee ceases to satisfy any of the Conditions, Weichai shall promptly cause such Director Nominee to tender his or her resignation from the Board, and the provisions of Section 2.4 shall apply.

Section 2.4    Vacancies
If a Director Nominee resigns, is lawfully removed, is not elected by the shareholders, or otherwise ceases to be eligible to be a Director for any reason, Weichai shall be entitled to fill such vacancy by the election or appointment of another individual nominated by Weichai, provided that Weichai is still entitled to do so pursuant to this Agreement, and in such case Ballard (acting through the Board) shall take all steps required to effect the appointment or election to the Board, as soon as reasonably practicable, of an individual designated by Weichai who meets the Conditions.
Section 2.5    Loss of Nomination Rights
If at any time Weichai loses its Nomination Right by ceasing to hold a Pro Rata Interest of at least fifteen percent (15%), Weichai shall notify Ballard promptly and, within ten (10) Business Days of the date that Weichai's Nomination Right was lost, cause its Director Nominees to resign from the Board.
Section 2.6    Reimbursement and Insurance

(1)
Ballard agrees and undertakes that, so long as Weichai has a Nomination Right, each Director who is not an officer or employee of Ballard shall be reimbursed by Ballard for the reasonable travel and other expenses incurred by him/her to attend Board meetings in accordance with the normal policies and procedures of Ballard.

(2)
Ballard shall obtain and/or maintain from financially sound and reputable insurers Directors and Officers liability insurance in an amount and on terms and conditions reasonably determined by the Board to be adequate and will be consistent with the market practice, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board determines that such insurance should be discontinued, which in any event shall last for the term of Weichai Director Nominee’s office as a Director. In addition, Ballard shall indemnify and hold harmless all of its Directors and officers and former Directors who served as Directors at any time following the date of this Agreement, and their respective heirs and legal representatives, from and against any loss or damage incurred by them for any act or omission taken or suffered by the Director Nominee(s) in connection with acting as a Director, to the fullest extent permitted by the Act (or any equivalent statute of a jurisdiction to which Ballard has been continued or under which it is otherwise governed) and applicable Law.

Section 2.7    Voting of Common Shares

(1)
Provided Ballard has complied with its obligations with respect to the Nomination Right in all material respects, for so long as Weichai continues to hold at least fifteen percent (15%) of the outstanding Common Shares, Weichai covenants and agrees with Ballard to vote, or to cause to be voted, all of the Voting Shares over which it exercises control or direction in a manner not contrary to the recommendation of the Board of Ballard at each meeting of shareholders of Ballard as set out in the applicable management information circular of Ballard, with Weichai either:

(a)	voting "for"; or

(b)	abstaining from voting on (but not withholding),
each matter of business that is in relation to the election of Ballard directors (other than those served by the Weichai’s Director Nominees) and all other matters which require Ballard’s shareholders to enact them by passing ordinary resolutions pursuant to the applicable laws, regulations, listing rules or the Articles of Ballard, as amended from time to time (save for any such matter which is reasonably expected to have impact on the Weichai’s shareholder rights, in which case Weichai shall be entitled to vote or to cause to be voted, all of the Voting Shares over which it exercises control or direction in its own discretion) (each, a “Ballard Recommended Vote”).

(2)	In respect of any meeting of shareholders of Ballard, Weichai will, promptly upon request by Ballard, either:

(a)	provide Ballard with evidence that it has already submitted voting instructions on each Ballard Recommended Vote in accordance with its obligations under Section 2.7(1); or

(b)
provide Ballard with a proxy or the information necessary to enable Ballard to complete voting instructions on behalf of Weichai on each Ballard Recommended Vote in the manner not contrary to the recommendations in the applicable management information circular of Ballard.

(3)
For avoidance of doubt, with respect to any matters which shall require Ballard’s shareholders to enact them by passing special resolutions, Weichai shall be entitled to vote or to cause to be voted, all of the Voting Shares over which it exercises control or direction in its own discretion.

Section 2.8    Information Sharing with Weichai
Ballard recognizes that individuals associated with Weichai and its Affiliates will be Director Nominees and serve on the Board from time to time, and that such individuals (i) will from time to time receive non-public information concerning Ballard and its subsidiaries, and (ii) may (subject to their compliance with the applicable Laws (including but not limited to any applicable Securities Laws) in respect of sharing of Ballard’s non-public information with Weichai and their obligation to maintain the general confidential obligation of such information) share such information with other individuals associated with Weichai and its Affiliates. Such sharing will be for the dual purpose of facilitating support to Director Nominees in their capacity as Director and enabling Weichai, as a stockholder, to better evaluate Ballard’s performance and prospects, but not for any other purpose to the detriment of Ballard and its Affiliates. Notwithstanding the foregoing, Director Nominees will not share any information if Ballard informs Director Nominees that such sharing could be reasonably expected to compromise or otherwise adversely affect Ballard’s and its Affiliates ability to assert any attorney/client privilege or similar rights. Ballard hereby irrevocably consents to such sharing.

ARTICLE 3
ANTI-DILUTION RIGHT
Section 3.1    Subscription.

(1)
Commencing on the date of closing of the transactions contemplated by the Subscription Agreement (the "Closing Date"), and subject to such transactions closing in accordance with the terms and subject to the conditions contained in the Subscription Agreement, if Ballard proposes or becomes obligated to issue Common Shares or other voting, participating or equity shares in the capital of Ballard, or proposed to transfer any Common Shares that have been repurchased from the open market and held under Ballard’s brokerage account or otherwise held under Ballard’s name (if any) (collectively, the "Voting Shares"), or any securities convertible into Voting Shares or entitling the holder thereof to acquire Voting Shares (collectively, the "Convertible Securities") (each such issuance of Voting Shares or Convertible Securities, an "Issue"), Weichai shall have the right but not the obligation to subscribe, either directly or through its designated Affiliates, for additional Voting Shares or Convertible Securities, as applicable (the "Anti-dilution Right") as follows:

(a)
in the case of an Issue of Voting Shares, that number of Voting Shares such that the ratio after the Issue, assuming full exercise of the Anti-dilution Right, of (i) the aggregate number of Voting Shares held by Weichai and/or its designated Affiliate (as the case may be) and Voting Shares into which Convertible Securities held by Weichai and/or its designated Affiliate (as the case may be) are convertible, to (ii) the aggregate number of outstanding Voting Shares and Voting Shares into which outstanding Convertible Securities are convertible, shall be the same as the lesser of: (A) the corresponding ratio immediately prior to the Issue; and (B) the corresponding ratio immediately following the Placement; and

(b)
in the case of an Issue of Convertible Securities, that number of Convertible Securities such that the ratio after the Issue, assuming full exercise of the Anti-dilution Right, of (i) the aggregate number of Voting Shares held by Weichai and/or its designated Affiliate (as the case may be) and Voting Shares into which Convertible Securities held by Weichai and/or its designated Affiliate (as the case may be) are convertible, to (ii) the aggregate number of outstanding Voting Shares and Voting Shares into which outstanding Convertible Securities are convertible, shall be the same as the lesser of: (A) the corresponding ratio immediately prior to the Issue; and (B) the corresponding ratio immediately following the Placement.

(2)
Ballard shall make commercially reasonable best efforts to provide a Notice (the "1st Issue Notice") to Weichai in writing of an Issue no less than twenty (20) Business Days prior to public announcement of an Issue setting out (i) an estimate of the number of Voting Shares or Convertible Securities to be issued, (ii) the preliminary terms and conditions of any Voting Shares or Convertible Securities to be issued, and (iii) the range of the subscription price per Voting Share or Convertible Security to be issued, as applicable.

(3)
Ballard shall make commercially reasonable best efforts to provide a Notice (the "2nd Issue Notice") to Weichai in writing of an Issue no less than five (5) Business Days prior to public announcement of an Issue setting out (i) the number of Voting Shares or Convertible Securities to be issued, (ii) the material terms and conditions of any Voting Shares or Convertible Securities to be issued, and (iii) the subscription price per Voting Share or Convertible Security to be issued, as applicable.

(4)	If Weichai (and/or its designated Affiliate, as the case may be) exercises the Anti-dilution Right in accordance with Section 3.2, the subscription price at which Voting Shares or Convertible

Securities, as applicable, will be issued by Ballard to Weichai (and/or its designated Affiliate (as the case may be)) pursuant to such exercise shall be an amount in cash equal to the price for which each Voting Share or Convertible Security, as applicable, is issued by Ballard in connection with the Issue.

(5)
If Ballard issues Voting Shares for non-cash consideration or if Ballard enters into a merger agreement or business combination agreement resulting in a combined company, provided that the equityholders of Ballard immediately prior to such transaction hold a majority of the outstanding shares of Ballard or of the combined company immediately following such transaction, Weichai (and/or its designated Affiliate (as the case may be)) shall be entitled to exercise the Anti-dilution Right following completion of such transaction in order to permit Weichai and/or its designated Affiliate (as the case may be) to acquire Voting Shares or voting or equity shares or securities convertible into voting or equity shares of the combined company so as to achieve the same percentage holdings that Weichai beneficially held in Ballard prior to such transaction, at an issue price equal to the volume weighted average trading price of such securities for the five (5) trading days before completion by Ballard of such non-cash transaction or merger or business combination.

(6)
Notwithstanding anything to the contrary contained herein, "Convertible Securities" shall not include incentive or compensation securities granted to directors, officers, employees or consultants of Ballard or its subsidiaries in accordance with the terms of Ballard's security-based compensation arrangements (collectively, "Incentive Securities").

Section 3.2    Exercise of Anti-dilution Right.

(1)
If Weichai (and/or its designated Affiliate (as the case may be)) wishes to exercise the Anti-dilution Right in respect of a particular Issue, Weichai shall give written notice to Ballard (the "Exercise Notice") of the exercise of such right and of the number of Voting Shares or Convertible Securities, as applicable, Weichai (and/or its designated Affiliate (as the case may be)) wishes to purchase (subject to the limits set forth in Article 4), within five (5) Business Days after the date of receipt of the 2nd Issue Notice (the "Anti-Dilution Right Notice Period"). Weichai will make commercially reasonable efforts to deliver any Exercise Notice to Ballard in time for the Anti-dilution Right to be exercised concurrently with the closing of the Issue but Weichai will not be obligated to do so.

(2)
If Ballard receives an Exercise Notice from Weichai within the Anti-Dilution Right Notice Period then Ballard shall, subject to the receipt and continued effectiveness of all required regulatory approvals (including stock exchange approvals), which approvals Ballard shall use commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations), issue to Weichai against payment of the subscription price payable in respect thereof, that number of Voting Shares or Convertible Securities, as applicable, set forth in the Exercise Notice. The closing of any private placement pursuant to an exercise of the Anti-dilution Right by Weichai will take place on the date that is not later than ten (10) Business Days after the expiry of the Anti-Dilution Right Notice Period, unless all filings, notices, approvals and authorizations necessary to complete the closing of such private placement have not been made, given or obtained by that date, in which case the closing will be extended for such period as is reasonably necessary to obtain the same.

Section 3.3    Exceptions to Anti-dilution Right.

(1)	The Anti-dilution Right shall not apply in the event of an Issue in the following circumstances (the "Anti-dilution Exemptions"):

(a)	Voting Shares issuable upon the exercise of Convertible Securities outstanding as of the Closing Date;

(b)	Voting Shares issuable upon the exercise of Convertible Securities issued pursuant to any Issue following the Closing Date in respect of which Weichai has exercised the Anti-dilution Right; or

(c)	the Issue of Voting Shares or Convertible Securities made to all holders of Voting Shares (including Weichai) on a pro rata basis.
Section 3.4    Regulatory Cutback.

(1)
If, pursuant to the rules of applicable Securities Laws, the exercise of the Anti-dilution Right by Weichai (and/or its designated Affiliate (as the case may be)) results in a requirement for Ballard to obtain shareholder approval (as the sole reason to obtain such shareholder approval, and not, for greater certainty, if shareholder approval is required by reason of the size of the Issue which triggers the Anti-dilution Right or for any other reason), Weichai shall accept such lesser amount of Voting Shares or Convertible Securities, as applicable, as will not trigger such requirement (a "Regulatory Cutback").

(2)
If a Regulatory Cutback applies, Ballard hereby covenants to use all lawful and commercially reasonable best efforts to obtain, at the next meeting of shareholders of Ballard following completion of the transaction to which such Regulatory Cutback applies, the approval of the shareholders of Ballard in respect of (i) the issuance of the Voting Shares or Convertible Securities subject to the Regulatory Cutback (at the same price as would have been applicable had the Regulatory Cutback not been required, subject to receipt of applicable regulatory, including stock exchange, approvals) so as to allow Weichai to achieve the same percentage holdings in Ballard that Weichai would otherwise have been initially entitled to, absent the Regulatory Cutback, and (ii) the issuance of any Voting Shares or Convertible Securities to which Weichai would have been entitled pursuant to a new Issue by Ballard after a Regulatory Cutback has been triggered.

Section 3.5    Biennial Adjustment Offer.

(1)
Ballard shall give Notice to Weichai within thirty-one (31) days after the end of the first quarter of every second calendar year (commencing in the year of 2020) of the aggregate number of Voting Shares issued during such previous two (2) calendar years pursuant to the exercise of Incentive Securities, and shall make an irrevocable offer (the "Biennial Adjustment Offer") to Weichai open for a period of thirty (30) days from the date of such Notice or, if such date falls on a day on which a trading blackout in respect of Ballard is in effect, ten (10) Business Days following the expiry of such trading blackout period, to subscribe for, either directly or through its designated Affiliate, on a private placement basis, at the then current market price of Voting Shares, that number of Voting Shares such that the ratio, after taking into account the number of Voting Shares issued upon exercise of Incentive Securities during the prior two (2) calendar years, of (i) the aggregate number of Voting Shares held by Weichai and its Affiliate (if applicable) and Voting Shares into which Convertible Securities held by Weichai and its Affiliate (if applicable) are convertible, to (ii) the aggregate number of outstanding Voting Shares and Voting Shares into which outstanding Convertible Securities are convertible, shall be the same as the lesser of: (A) the corresponding ratio prior to the issuance of Voting Shares upon exercise of any Incentive Securities during the prior two (2) calendar years; and (B) the corresponding ratio immediately following the Placement.

(2)
If an Biennial Adjustment Offer is accepted by Weichai, the purchase and sale of Voting Shares subject to the Biennial Adjustment Offer shall be completed within ten (10) Business Days from the date of such acceptance, unless all filings, notices, approvals and authorizations necessary to complete the closing of such purchase and sale have not been made, given or obtained by that date, in which case the closing will be extended for such period as is reasonably necessary to obtain the same.

(3)
For the purpose of this Section 3.5, the "current market price" shall be the volume weighted average trading price for twenty (20) trading days before such acceptance, or such pricing as is in accordance with the rules of the Toronto Stock Exchange or any other stock exchange on which Voting Shares are then listed. Weichai's right to receive an Biennial Adjustment Offer will remain in effect at any time that Weichai remains entitled to exercise the Anti-dilution Right, and for the purpose of determining if Weichai retains such right, the number of Voting Shares issued during such two (2) prior calendar years pursuant to the exercise of Incentive Securities shall not be taken into account.

Section 3.6    Waiver.

(1)
Notwithstanding anything to the contrary contained herein, the Anti-dilution Right will become effective on the later of (i) Ballard obtaining a waiver from NASDAQ in respect of the Anti-dilution Right if required pursuant to applicable U.S. Securities Laws (the "Waiver"), and (ii) the Closing Date. Ballard covenants and agrees to use its commercially reasonable efforts to obtain the Waiver as soon as reasonably practicable following the date hereof.

(2)
Notwithstanding anything to the contrary contained herein, Weichai shall be entitled to exercise the Anti-dilution Right with respect to any Issues completed by Ballard after the Closing Date and before the date on which Ballard obtains the Waiver so as to allow Weichai to achieve the same percentage holdings in Ballard that Weichai would have otherwise been entitled to maintain had the Anti-dilution Right become effective on the Closing Date.

Section 3.7    Termination of Anti-dilution Right.
The Anti-dilution Right and all other rights set out in this Article 3 shall terminate and be of no further force or effect after any time Weichai directly or indirectly beneficially owns less than ten percent (10%) of the issued and outstanding Voting Shares, provided that in the calculation of whether Weichai directly or indirectly beneficially owns less than ten percent (10%) of the issued and outstanding Voting Shares, (i) the issued and outstanding Voting Shares will not include any Voting Shares issued pursuant to any Anti-Dilution Exemptions or the exercise of any Incentive Securities (unless Weichai has been given and had the opportunity to complete the Biennial Adjustment Offer in respect of such Incentive Securities); (ii) the issued and outstanding Voting Shares will not include any Voting Shares issued before the Waiver is obtained, if applicable; and (iii) the issued and outstanding Voting Shares will not include any Voting Shares issued for non-cash consideration or in relation to a merger or business combination (unless Weichai has been given and had the opportunity to complete the Anti-Dilution Right pursuant to Section 3.1(4)). In addition, for the purpose of calculating the number of shares that Weichai directly or indirectly beneficially owns for the purpose of this section, Weichai will be deemed to own the full amount of Voting Shares subject to the exercise of the Anti-dilution Right under Section 3.4 had there been no Regulatory Cut Back (unless Weichai has had the opportunity to complete the purchase of Voting Shares as contemplated in Section 3.4(2)).
ARTICLE 4
RESTRICTIONS ON DISPOSITIONS AND ACQUISITIONS, STANDSTILL COVENANTS AND SUPERIOR PROPOSAL RIGHT
Section 4.1    Restrictions on Dispositions.

(1)
Subject to Section 4.3, Weichai shall not sell, transfer or otherwise dispose, directly or indirectly, all or any portion of the Subscription Shares or sell, transfer or otherwise dispose of its economic interest therein or economic consequences of ownership of such Voting Shares for a period of two (2) years following the Closing Date (the "Standstill Period") without the prior written consent of the Board (with the Director Nominees of Weichai excluded from such approval vote).

Notwithstanding the foregoing, the restriction on Weichai set out above will not apply: (i) to a sale, transfer or disposition pursuant to any plan of arrangement, re-organization, amalgamation, takeover bid, merger or other similar combination transaction where an offer to purchase or exchange or reorganize the Voting Shares has been made to all shareholders of Ballard by a third party or involves all the Voting Shares; (ii) a sale, transfer or disposition to an Affiliate of Weichai, provided that Weichai causes such Affiliate to whom such Voting Shares are transferred to expressly agree in writing to be bound by the terms of this Agreement, and provided further that such sale, transfer or disposition is made in accordance with applicable Securities Laws; (iii) if a proceeding is commenced against or involving Ballard under the Bankruptcy and Insolvency Act or the Companies' Creditors Arrangement Act or any similar legislation; or (iv) if Ballard has received notice from any securities regulatory authority that the Voting Shares will be permanently cease-traded within a specified period.

(2)
Following the Standstill Period set forth in Section 4.1(1), Weichai shall be permitted to sell such Subscription Shares either by private agreement or through the facilities of any stock exchange on which Subscription Shares are traded provided, however, that in the case of a sale through the facilities of any such stock exchange, Weichai shall in good faith attempt to dispose of such Subscription Shares in a manner that does not materially disrupt orderly trading in such securities, but for clarification, if Weichai considers that in order to protect its own reasonable commercial interest, it has to dispose of the Subscription Shares as soon as possible, then Weichai is free to dispose of the Subscription Shares in any manner it deems appropriate, provided that when Weichai holds a Pro Rata Interest of at least ten percent (10%), Weichai shall provide Ballard with one (1) Business Day advance notice in writing.

Section 4.2    Restrictions on Acquisitions.

(1)
Subject to Section 4.2(2), during the Standstill Period, Weichai shall not acquire any Voting Shares, Convertible Securities or rights or options to acquire any Voting Shares, which will result in Weichai and its Affiliates owning twenty percent (20%) or more of the Voting Shares.

(2)
Notwithstanding Section 4.2(1), during the Standstill Period, Weichai may submit a confidential proposal to the Board (in such a manner as would not require Ballard to make any public disclosure regarding such proposal) to acquire all of the outstanding Voting Shares whether by way of a plan of arrangement, re-organization, amalgamation, takeover bid, merger or other similar combination transaction (each, a "Weichai Offer"), it being understood that Section 4.4(i) shall apply to each such Weichai Offer. Ballard will be entitled, in its sole discretion, to respond to the Weichai Offer is such manner as it determines. For greater certainty, other than as contemplated by Section 4.3, Weichai shall be prohibited from making a Weichai Offer so long as a Third Party Offer is outstanding.

Section 4.3    Superior Proposal Right

(1)
If Ballard receives or otherwise becomes aware of any Acquisition Proposal that the Board determines, in its sole discretion, is or could constitute a transaction that it recommends to Ballard shareholders (each such transaction, a "Third Party Offer"), Ballard shall, as soon as reasonably practicable and in any event no less than twenty (20) Business Days before entering into any agreement to implement such Third Party Offer, provide Weichai with written notice (the "Third Party Acquisition Notice") that it is negotiating a Third Party Offer, which notice shall set forth the indicative range of the pricing and other material terms of the Third Party Offer.

(2)
Weichai will have an opportunity (but not the obligation) during a period of twenty (20) Business Days (the "Response Period") from the date of receipt of the Third Party Acquisition Notice to make an Acquisition Proposal (a "Weichai Response Proposal") to the Board that is or could constitute a Superior Proposal.

(3)
If the Board determines, in good faith after consultation with its outside legal counsel and financial advisors, that a Weichai Response Proposal constitutes a Superior Proposal compared to the terms of a Third Party Offer, Ballard and Weichai will, as soon as reasonably practicable, negotiate and enter into a definitive agreement to implement such Superior Proposal. If Weichai does not submit a Weichai Response Proposal which constitutes a Superior Proposal during the Response Period, then immediately prior to the public announcement of the Third Party Offer, Weichai will execute a support agreement in the form and substance to be mutually agreed by Weichai and the relevant parties, undertaking to vote and/or tender all of the Voting Shares over which it exercises direction or control in favor of the Third Party Offer.

(4)
Following Weichai’s submission of a Weichai Response Proposal which constitutes a Superior Proposal, but prior to execution of a definitive agreement in respect thereof, if Ballard receives or otherwise becomes aware of any new Acquisition Proposal, Ballard shall, as soon as reasonably practicable, provide Weichai with written notice of such Acquisition Proposal, and Weichai shall be entitled, but not obligated, to make new Weichai Response Proposal to the Board in response to any Acquisition Proposal made by third party.

(5)	For the purposes of this Section 4.3, the following definitions apply:

(a)
"Acquisition Proposal" means any offer or proposal (written or oral) from any Person or group of Persons relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of Ballard that, individually or in the aggregate, constitute 50% or more of the consolidated assets of Ballard or which contribute 50% or more of the consolidated revenue of Ballard, or (ii) 50% or more of the issued and outstanding Voting Shares; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 50% or more of the issued and outstanding Voting Shares; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Ballard or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 50% or more of the consolidated assets or revenues, as applicable, of Ballard and its subsidiaries, taken as a whole; or (d) a sale relating to 50% or more of Ballard's consolidated assets (or a transaction involving Ballard's material intellectual property having the same economic effect as a sale of such assets).

(b)
"Superior Proposal" means any bona fide written Acquisition Proposal from Weichai or its Affiliates that: (i) complies with Securities Laws; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (iii) is not subject to any financing contingency and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisers) that any required financing to complete such Acquisition Proposal is reasonably likely to be obtained; (iv) to the extent that such Acquisition Proposal involves the acquisition of outstanding Voting Shares, is made available to all Ballard shareholders, on the same terms and conditions; and (v) that the Board determines, in its good faith judgment, after receiving advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Ballard shareholders than the applicable Third Party Offer.

Section 4.4    Standstill Covenant.
During the Standstill Period, subject to Section 4.2(2) and Section 4.3, neither Weichai nor its Affiliates shall in any manner, directly or indirectly, alone or jointly or in concert with any other Person (including by providing financing to any other Person), without the prior written consent of Ballard, effect, seek, offer or propose, or in any way assist, advise or encourage any other Person to effect, seek, offer or propose, by any means whatsoever, in each case whether publicly or otherwise:

(a)
any acquisition of any Voting Shares or rights or options to acquire any Voting Shares, if, following any such acquisition, Weichai would, in the aggregate, directly or indirectly beneficially own twenty percent (20%) or more of the Voting Shares or shares to which are attached twenty percent (20%) or more of the voting rights attaching to all voting shares of Ballard;

(b)	any take-over bid, merger, amalgamation, plan of arrangement, reorganization or other business combination involving Ballard or any of its Affiliates or any of their assets;

(c)	any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Ballard or any of its Affiliates or any of their assets;

(d)	any solicitation of any proxies or any other activity in order to vote, advise or influence any Person with respect to the voting of any Voting Shares;

(e)
form, join, or in any way participate in a group to attempt to influence the conduct of the holders of Voting Shares or take any other action to seek to control or influence the Board, management or policies of Ballard or to obtain representation on the Board (other than as provided in Section 2);

(f)	attempt to induce any Person not to make or conclude any proposal with respect to Ballard, by threatening or indicating that it may take any of the foregoing actions;

(g)	otherwise act, alone or in concert with others, to seek to control the management, directors or corporate policies of Ballard;

(h)	enter into any discussions or arrangements with respect to, or act as a financing source for, any of the foregoing actions;

(i)	make any public or private disclosure of any consideration, intention, plan or arrangement to do or take any of the foregoing actions; or

(j)	take any action which might require Ballard to make public disclosure regarding any of the foregoing.
Section 4.5    Exceptions.

(1)	The provisions of Section 4.1 and Section 4.4 shall not prohibit or restrict Weichai (and/or its Affiliate(s)) from:

(a)	exercising its rights under this Agreement;

(b)
exercising its right to vote the Voting Shares it holds in the manner it deems appropriate or to tender, exchange, deal with or in any other way participate as a shareholder in any transaction involving Ballard;

(c)	tendering its Voting Shares under a take-over bid for such class of Voting Shares, provided such take-over bid was not commenced in violation of the restrictions in Section 4.4(b);

(d)
proposing or commencing a take-over bid on a class of Voting Shares or another change of control transaction of Ballard or take any of the actions set out in Section 4.4 above if Ballard commences proceedings under the Bankruptcy and Insolvency Act or Companies Creditors Arrangement Act or any other similar legislation;

(e)
selling or transferring its Voting Shares to any of its wholly-owned subsidiaries, or by any wholly-owned subsidiary of Weichai to Weichai or to another wholly-owned subsidiary of Weichai, so long as Weichai causes such wholly-owned subsidiary to whom such Voting Shares are transferred to expressly agree in writing to be bound by the terms of this Agreement;

(f)	disposing of its Voting Shares by operation of a statutory amalgamation, statutory arrangement or other statutory procedure involving Ballard;

(g)	subject to compliance with applicable Securities Laws, acquiring Voting Shares on the market as not otherwise prohibited or restricted by this Agreement; or

(h)
granting a security interest over its Voting Shares in favour of (i) a bank or other financial institution that provides financing to Weichai or an Affiliate thereof, or (ii) a security trustee, facility agent or security agent on behalf of a bank or other financial institution that provides financing to Weichai or an Affiliate thereof, in each case as security for the indebtedness of Weichai or any of its Affiliates, pursuant to which actions to enforce any such security interest granted in connection with any such indebtedness may be taken by any secured parties following a default by Weichai (or any of its Affiliates, as applicable) or any event triggering enforcement under such indebtedness in accordance with its terms.

Section 4.6    Notice of Proposed Dispositions.
No less than five (5) Business Days before selling any Voting Shares or Convertible Securities representing more than 1% of Ballard's then outstanding Voting Shares (after giving effect to the conversion of any such Convertible Securities proposed to be sold by Weichai), Weichai will provide Ballard with Notice of such proposed sale in order to provide Ballard an opportunity to introduce Weichai to potential purchasers of such securities (each a "Potential Purchaser"). Ballard will make any such introductions within three (3) Business Days of receiving such Notice from Weichai. Weichai will consider any proposal to acquire such securities received from any Potential Purchaser promptly following such introduction, but will be under no obligation to sell any Voting Shares or Convertible Securities to any Potential Purchaser. Ballard shall receive no fees or other compensation for introducing any Potential Purchaser to Weichai. Notwithstanding the foregoing, this Section 4.6 shall not apply to any sale or transaction effected pursuant to Section 4.5(1)(c), Section 4.5(1)(d) or Section 4.5(1)(f).
ARTICLE 5
CERTAIN AGREEMENTS
Section 5.1    Reports
Ballard will maintain proper books of account and records in accordance with generally accepted accounting principles applied on a consistent basis. Ballard will to deliver to Weichai such information as reasonably requested by Weichai, and approved by the Board of Ballard, to comply with applicable Law, generally applicable accounting principles, the rules or regulations of any securities exchange, or Weichai’s internal management policies and rules.
ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF BALLARD
Ballard represents and warrants to Weichai as of the date of this Agreement as follows:
Section 6.1    Corporate Status.
Ballard is duly incorporated and validly existing under the laws of its governing jurisdiction and (a) has all requisite corporate power and authority to carry on its business as it is now being conducted and (b) is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not materially impair Ballard's ability to perform its obligations under this Agreement and other documents referred to in this Agreement to which Ballard is a party, or consummate the transactions contemplated hereby.
Section 6.2    Authorization.
Ballard has all the requisite corporate power and authority to enter into, and to perform its obligations under, this Agreement. The execution and delivery of this Agreement by Ballard and the consummation by Ballard of the transactions contemplated hereby have been duly and validly authorized by the Board and no other corporate proceedings of Ballard, including approval of the shareholders of Ballard, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Ballard, and (assuming due authorization, execution and delivery by Weichai) this Agreement constitutes a valid and binding obligation of Ballard, enforceable against Ballard in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
Section 6.3    No Conflict.
The execution, delivery and performance of this Agreement by Ballard and the consummation by Ballard of the transactions contemplated hereby will not (a) violate any applicable law to which any of Ballard or its Affiliates are subject, (b) materially conflict with, result in a material violation or material breach of, or constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any material contract to which Ballard or its subsidiaries is a party or by which Ballard or its subsidiaries is bound or to which the assets of Ballard or its subsidiaries are subject, or (c) violate the constitutional documents of any of Ballard or its subsidiaries, other than, in the case of clauses (b) and (c) above, any such violations, defaults, conflicts, breaches, accelerations or rights that would not impair Ballard's ability to perform its obligations under this Agreement and other documents referred to in this Agreement to which Ballard is a party, or consummate the transactions contemplated hereby.
Section 6.4    Disclaimer of Warranties.
Notwithstanding any provision of this Agreement to the contrary, Ballard makes no representations or warranties to Weichai or any other Person in connection with this Agreement, except as specifically set forth in this Article 6 and as set out in the Subscription Agreement. All other representations and warranties, whether express or implied, are disclaimed by Ballard.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF WEICHAI
Weichai represents and warrants to Ballard as of the date of this Agreement as follows:
Section 7.1    Corporate Status.
Weichai is duly incorporated and validly existing under the laws of its governing jurisdiction and (a) has all requisite corporate power and authority to carry on its business as it is now being conducted and (b) is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not materially impair Weichai's ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.
Section 7.2    Authorization.
Weichai has all the requisite corporate power and authority to enter into, and to perform its obligations under, this Agreement. The execution and delivery of this Agreement by Weichai and the consummation by Weichai of the transactions contemplated hereby have been duly and validly authorized by the appropriate corporate proceeding of Weichai and no other corporate proceedings of Weichai, including approval of the shareholders of Weichai, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Weichai, and (assuming due authorization, execution and delivery by Ballard) this Agreement constitutes a valid and binding obligation of Weichai, enforceable against Weichai in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
Section 7.3    No Conflict.
The execution, delivery and performance of this Agreement by Weichai and the consummation by Weichai of the transactions contemplated hereby will not (a) violate any applicable law to which any of Weichai or its Affiliates are subject, (b) materially conflict with, result in a material violation or material breach of, or constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any contract to which Weichai or its Affiliates is a party or by which Weichai or its Affiliates is bound or to which the assets of Weichai or its Affiliates are subject, or (c) violate the constitutional documents of any of Weichai or its Affiliates, other than, in the case of clauses (b) and (c) above, any such violations, defaults, conflicts, breaches, accelerations or rights that would not materially impair Weichai's ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.
Section 7.4    Disclaimer of Warranties.
Notwithstanding any provision of this Agreement to the contrary, Weichai makes no representations or warranties to Ballard or any other Person in connection with this Agreement, except as specifically set forth in this Article 7. All other representations and warranties, whether express or implied, are disclaimed by Weichai.

ARTICLE 8
MISCELLANEOUS
Section 8.1    Interpretation.

(1)
Any reference in this Agreement to gender includes all genders. Words importing the singular number include the plural and vice versa. The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect this Agreement's interpretation. In this Agreement (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

(2)	All references in this Agreement and the Schedules to dollars, "$"or "US$" are to the currency of United States of America, unless otherwise specifically indicated.
Section 8.2    Notices.

(1)	Any Notice must be in writing, sent by e-mail, mail, personal delivery, courier or facsimile and addressed as follows:
[contact information redacted]

(2)
A Notice is deemed to be given and received (i) if sent by mail, on the fifth (5th) Business Day following the date of mailing, if the date of mailing is a Business Day and the mailing was effected before 4:00 p.m. (local time in the place of mailing), (ii) if sent by e-mail, personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made before 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the party at its changed address. Any element of a party's address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a party. The party sending any Notice has the burden of proving delivery and receipt of any such Notice.

Section 8.3    Expenses.
Except as otherwise contemplated in this Agreement, each party will bear its own costs and expenses (including legal and accounting fees and travel expenses) incurred in connection with the preparation, execution, delivery and performance of this Agreement.
Section 8.4    Further Assurances.
Each of the parties further covenants and agrees that it will execute such further agreements, assurances, papers and documents and perform or cause to be done and performed such further and other acts and things that may be necessary or desirable from time to time in order to give full effect to this Agreement and every part hereof.
Section 8.5    Announcements.

(1)
Ballard and Weichai will issue a press release with respect to this Agreement promptly following the execution of this Agreement, the text of such announcement to be in a form approved by each of Ballard and Weichai in advance, acting reasonably and without delay.

(2)
Ballard will be required pursuant to applicable Canadian Securities Laws to file this Agreement and a material change report respecting the transactions contemplated by this Agreement (a draft of which material change report to be provided to Weichai for its comments and confirmation (which shall not be unreasonably withhold, rejected or delayed) at least five (5) Business Day before filing) on the System for Electronic Document Analysis and Retrieval ("SEDAR"), and Ballard will be required pursuant to U.S. Securities Laws to file such documents on one or more Form 6-Ks with the SEC.

Section 8.6    Amendments.
This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by both parties.
Section 8.7    Waiver.
No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right it may have.
Section 8.8    Entire Agreement.
This Agreement together with the Subscription Agreement constitutes the entire agreement between the parties with respect to the transactions contemplated by it and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.
Section 8.9    Successors and Assigns.
This Agreement becomes effective only when executed by Ballard and Weichai. After that time, it will be binding upon and ensure to the benefit of Ballard, Weichai and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by any party without the prior written consent of the other party, provided that Weichai may assign its rights and obligations hereunder to any Affiliate concurrently with transfer of its shares of Ballard to such Affiliate pursuant to Section 4.1(1).
Section 8.10    Severability.
If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.
Section 8.11    Time of Essence.
Time is of the essence in this Agreement.

Section 8.12    Governing Law.
This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. All disputes, controversies or differences which may arise between the parties out of or in relation to or in connection with this Agreement shall be finally settled by arbitration conducted with the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The seat of arbitration shall be Hong Kong and the arbitral tribunal shall be composed of three (3) arbitrators. Each party shall appoint one (1) arbitrator, and the said two (2) arbitrators shall appoint a third arbitrator. The arbitration shall be conducted in English.
Section 8.13    Execution By Electronic Means and Counterparts.
This Agreement may be executed in any number of counterparts (including counterparts by electronic means) and all such counterparts taken together will be deemed to constitute one and the same document. If Weichai does not deliver a complete copy of this Agreement to Ballard, Ballard shall be entitled to assume that Weichai accepts and agrees with all of the terms and conditions of this Agreement on the pages not delivered at Closing Date unaltered.
[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

WEICHAI POWER HONG KONG INTERNATIONAL DEVELOPMENT CO., LIMITED	BALLARD POWER SYSTEMS INC.
By:	By:
Its:	Its:
By:
Its:

Signature Page